Exhibit 99.2

UNAUDITED PRO FORMA CONDENSED
COMBINED FINANCIAL INFORMATION
AS OF JUNE 30, 2011,
FOR THE SIX MONTHS ENDED JUNE 30, 2011, AND
FOR THE YEAR ENDED DECEMBER 31, 2010

Unaudited Pro Forma Financial Information

On September 7, 2011, Attunity Ltd. (“Attunity" or the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”)  with RepliWeb Inc., a privately owned Delaware corporation (“RepliWeb”), Attunity Inc., a Massachusetts corporation, and a wholly owned subsidiary of the Company (“Buyer”), Atlas Topaz Acquisition Inc., a Delaware corporation and a wholly owned subsidiary of Buyer (“Merger Sub”), certain stockholders of RepliWeb (the “Executing Stockholders”) and two of the Executing Stockholders, as stockholder representatives. Pursuant to the Merger Agreement, on September 19, 2011, the Company acquired all of the outstanding shares of RepliWeb by way of a reverse triangular merger, whereby Merger Sub merged with and into RepliWeb with RepliWeb continuing after the acquisition as the surviving corporation and an indirect wholly owned subsidiary of the Company (the "Acquisition").

Under the Merger Agreement, the total consideration is composed of cash and ordinary shares of the Company, as follows:

-	$3.3 million in cash, payable at closing of the Merger Agreement;

-	4,032,258 ordinary shares of the Company issuable at closing of the Merger Agreement.

-	$4.0 million in cash (subject to certain adjustments), payable to RepliWeb constituencies within 10 business days following the closing of the Merger Agreement; and

-	a milestone-based contingent cash payment of up to $2.0 million payable in April 2013.

In connection with the Acquisition, the Company secured a short-term loan in the principal amount of $3.0 million from an Israeli bank (the " Bridge Loan”), which is repayable in January 2012 and bears interest at the rate of LIBOR plus 6%. Also, the Company and Plenus Technologies Ltd. (including its affiliates, "Plenus") entered into an amendment to the Loan Agreement and the related security agreements, all dated as of January 31, 2007 (as amended on March 30, 2009, the “Plenus Loan”), whereby, among other things, (i) the period during which Plenus is entitled to compensation (in general, 15% of the proceeds payable in a Fundamental Transaction (which term is defined in the Loan Agreement to include a sale of the Company through a merger, selling all or substantially all of the Company's assets, or a transaction in which a person or entity acquires more than 50% of the Company's outstanding shares)) upon consummation of a Fundamental Transaction was extended until December 31, 2017, and (ii) during such extended period, Plenus may elect to receive $300,000 in cash in lieu of such compensation.

The holders of convertible promissory notes (the "Convertible Notes") that the Company issued pursuant to a Note and Warrant Purchase Agreement, dated March 22, 2004, as amended from time to time, provided their consent to the Bridge Loan. As a result of the closing of the Merger Agreement and in accordance with the terms of the Convertible Notes, the conversion price of the Convertible Notes was adjusted to $0.62 (from $1.25).

The following unaudited condensed combined pro forma balance sheet at June 30, 2011 gives effect to the Acquisition as if it had been completed as of June 30, 2011. The Acquisition was accounted for under the purchase method of accounting. Accordingly, the assets acquired and liabilities assumed have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated to the assets acquired and the liabilities assumed based upon estimates of their respective fair values, which are subject to adjustment.

The following unaudited condensed combined pro forma Statements of Operations for the year ended December 31, 2010 and the six month period ended June 30, 2011 give effect to the Acquisition as if it had been completed on January 1, 2010. For the purposes of the pro forma Statements of Operations, the Company have assumed that, other than the related financings described above, the Company had sufficient cash to make the Acquisition.

The pro forma information has been prepared by our management and it may not be indicative of the results that actually would have occurred had the transaction been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro-forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

The pro forma information should be read in conjunction with the financial statements and notes thereto of RepliWeb enclosed herewith, and our financial statements and notes thereto enclosed herewith as well as with our Annual Report on Form 20-F for the year ended December 31, 2010.

The pro forma Statements of Operations do not give effect to planned synergies and/or cost savings related to the Acquisition.

Unaudited Combined  Pro-Forma Balance Sheet As of June 30, 2011
U.S. dollars in thousands

	Attunity (A)	RepliWeb (B)	Pro-forma adjustments							Pro-forma combined
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,894	$4,105	$(4,300	) C	$		$			$1,699
Short-term Deposit	-	500								500
Restricted cash	396	24								420
Trade receivables, net	1,000	1,046								2,046
Other accounts receivable and prepaid expenses	249	298								547

Total current assets	3,539	5,973	(4,300)							5,212

LONG-TERM ASSETS:
Long-term prepaid expenses	61	-								61
Severance pay fund	1,497	1,284								2,781
Property and equipment, net	229	132								361
Deferred tax asset, net	-	130								130
Software development costs, net	304	-								304
Goodwill	6,315	-	4,857	D						11,172
Intengible assets, net	-	621	2,987	E						3,608
Total long-term assets	8,406	2,167	7,844					0		18,417
Total assets	11,945	8,140	3,544					-		23,629

LIABILITIES AND SHAREHOLDERS EQUITY
CURRENT LIABILITIES:
Current maturities of long-term convertible debt	939	-								939
Current maturities of long-term debt	627	-								627
Short-term loan	-	-	3,000	F	(50	) I				2,950
Trade payables	145	102								247
Deferred revenues	2,590	2,372	(297	) G						4,665
Employees and payroll accruals	1,052	713								1,765
Accrued expenses and other current liabilities	949	365	650	H						1,964
Short-term liability to related party regarding purchase of other asset	-	171								171
Total current liabilities	6,302	3,723	3,353		(50)			-		13,328

LONG-TERM LIABILITIES:
Long-term convertible debt	755	-								755
Long-term debt	12	-								12
Long term liability to related party regarding purchase of other asset	-	214								214
Warrants and bifurcated conversion feature, presented at fair value	209	-								209
Other long term liabilities	-	-	1,582	J	300	K				1,882
Accrued severance pay	2,201	1,347								3,548
Total long-term liabilities	3,177	1,561	1,582		300			-		6,620

Convertible preferred A shares	-	2,153	(2,153	) L						-

SHAREHOLDERS' EQUITY:
Share capital	965	10	(10	) M	110	N				1,075
Additional paid-in capital	103,574	418	(418	) M	2,390	N				105,964
Accumulated other comprehensive loss	(405)	-						50	I	(355)
Accumulated deficit	(101,668)	275	(275	) M				(1,335	) W	(103,003)
Total shareholders' equity	2,466	703	(703	) -	2,500	-		(1,285	) -	3,681
Total liabilities and shareholders' equity	$11,945	$8,140	$2,079		$2,750			$(1,285)		$23,629

Unaudited combined  Statement of Income for the six months
Ended June 30, 2011
U.S. dollars in thousands

	Attunity (T)	RepliWeb (U)	Pro forma adjustments		Pro forma combined

Software licenses	$3,205	$1,679	$		$4,884
Maintenance and services	2,802	2,210			5,012
Total Revenues	6,007	3,889	-		9,896
Operating expenses:
Cost of revenues	612	597	305	R	1,514
Research and development, net	1,581	1,972			3,553
Selling and marketing	2,238	564	125	S	2,927
General and administrative	1,106	444			1,550
Total operating expenses	5,537	3,577	430		9,544
Operating Income	470	312	(430)		352

Financial expenses, net	47	(3)	132	V	176
Income before income taxes	423	315	(562)		176
Taxes on income	66	40			106
Net Income	$357	$275	$(562)		$70

Unaudited combined  Statement of Operations for the Year
Ended December  31, 2010
U.S. dollars in thousands

	Attunity (O)	Repliweb (P)	Pro forma adjustments		Pro forma combined

Software licenses	$4,645	$3,924	$		$8,569
Maintenance and services	5,430	4,050	(297	) G	9,183
Total Revenues	10,075	7,974	(297)		17,752
Operating expenses:
Cost of revenues	1,951	1,140	708	R	3,799
Research and development, net	2,482	3,876			6,358
Selling and marketing	3,831	1,273	506	S	5,610
General and administrative	1,854	1,067			2,921
Total operating expenses	10,118	7,356	1,214		18,688
Operating Income	(43)	618	(1,511)		(936)

Financial expenses, net	1,388	97	415	Q	1,900
Income/(loss) before income taxes	(1,431)	521	(1,926)		(2,836)
Taxes on income	74	337	-		411
Net Income/(loss)	$(1,505)	$184	$(1,926)		$(3,247)

A.	Our unaudited consolidated balance sheet as of June 30, 2011

B.	The unaudited consolidated balance sheet of RepliWeb as of June 30, 2011

C.	To record the cash paid for the acquisition and the proceeds from short term loan

	Cash paid for the acquisition	(7,300)
	Proceeds from a short term loan	3,000
		(4,300)
D.	To record the adjustment to goodwill

	Purchase price:
	Cash	7,000
	Fair value of earn out obligation	1,582
	Issuance of shares	2,415
		10,997
	Tangible assets acquired and liabilities assumed (net of adjustment to reflect fair value)

	Cash, cash equivalents, short-term deposits and restricted cash acquired	4,629
	Trade receivables	1,046
	Prepaid expenses and other current assets	298
	other assets	1,414
	Property and equipment	132
	Deferred revenues	(2,075)
	Accrued expenses and other current liabilities	(1,351)
	Other long term liabilities	(1,561)
		2,532

	Excess of purchase price over net tangible and intangible assets	8,465

	Less
	Balance allocated to Customers relationships	1,117
	Balance allocated to Developed Technology	2,491
	Goodwill	4,857

E.
To record the fair value of the customer relationship acquired ($1,117) and developed technology
($2,491 net of $621 book value in RepliWeb financilas). The fair value of the intangible assets was determined by management, based on market participant approach to an initial valuation performed by a third party valuation firm using an income approach and based on estimates and assumptions provided by management. The final valuation may eventually be different than currently presented

F.	To record borrowing related to the RepliWeb acquisition

G.	To record the fair value adjustment to RepliWeb deferred revenues

H.	To record the costs associated with the acquisition

I.	To record the fair value of the guarantee associated with the short term loan

J.	To record the fair value of the contingent payment obligation

K.	To record the fair value of the liability to Plenus as agreed in the amended agreement that was entered into in connection with the acquisition

L.	To record elimination of the convertible preferred A shares

M.	To record the elimination of RepliWeb's equity

N.	To record effect of the acquisition on Shareholder's equity:
	Share Capital	110
	Additional paid-in capital	2,390
		2,500

O.	Reflects Attunity's consolidated statement of operations for the year ended December 31, 2010

P.	Reflects RepliWeb's consolidated statement of operations for the year ended December 31, 2010

Q.	To record interest expense for the following items:
	Interest expense for the bridge loan	100
	Accretion of the Contingent payment obligation	265
	Amortization of fair value of the personal guarantee	50
		415

R.
To record amortization of acquired customer relationships.Customer relationship are amortized over its estimated useful life of 5.3 years in proportion to the economic benefits realized (based on accelerated amortization schedule)

S.
To record amortization of acquired developed technology. Developed technology is amortized over its estimated useful life of 5.3 years in proportion to the economic benefits realized (based on accelerated amortization schedule)

T.	Reflects Attunity's unaudited consolidated statement of income for the six months ended June 30, 2011

U.	Reflects RepliWeb's unaudited consolidated statement of income of RepliWeb for the six months ended June 30, 2011

V	To record the accretion of the contingent payment obligation

W.	To record the effect of the following on the retained earnings:
	Cost associated with the acquisition	650	Refer also to I above
	To record the fair value of the liability to Pelnus	300	Refer also to I above
	Bonus to RepliWeb designated employees	385	(1)
		1,335

(1)
To record the liability to RepliWeb's designated employees as determined by RepliWeb's board of directors. RepliWeb's board of directors determined that 3.38% of the purchase price will be paid to designated employees